SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Telaria, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

879181105
(CUSIP Number)

Jonathan Brolin
Edenbrook Capital, LLC
2 Depot Plaza
Bedford Hills, NY 10507
(914) 239-3117
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879181105	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,429,009
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,429,009
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,429,009
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 879181105	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,633,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,633,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,633,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.16%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 879181105	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,429,009
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,429,009
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,429,009
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 879181105	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 7, 2018 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 30, 2018 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 22, 2018 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on November 13, 2018 ("Amendment No. 3," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D"), with respect to the Common Stock, par value $0.0001 per share (the "Common Stock") of Telaria, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 5 and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Shares reported represent 4,429,009 shares of Common Stock of the Issuer. The Reporting Persons used a total of approximately $13,173,089 to acquire the Common Stock reported in this Schedule 13D. The Common Stock was purchased with the investment capital of the Fund and certain other private investment funds advised by Edenbrook.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 44,519,857 shares of Common Stock outstanding, which is the difference between (i) 49,571,743 shares of Common Stock issued and outstanding as of November 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 8, 2018 and (ii) 5,051,886 shares of Common Stock repurchased by the Issuer on December 26, 2018, as reported in the Issuer's Form 8-K, filed with the SEC on December 26, 2018.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 879181105	SCHEDULE 13D/A	Page 6 of 8 Pages

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 3 is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

(d)	No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

On May 30, 2018, the Reporting Persons entered into a Joint Filing Agreement ("Joint Filing Agreement") with respect to the joint filing of this Schedule 13D and any amendments thereto. The Joint Filing Agreement is attached as Exhibit C to Amendment No. 1 and is incorporated herein by reference. In addition, the Reporting Persons are short 5,400 put option contracts expiring in 2019, which provide that the Reporting Persons will be required to purchase additional shares of Common Stock if the counterparty thereto exercises such put options.

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

CUSIP No. 879181105	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 28, 2018

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By: Edenbrook Capital Partners, LLC, its General Partner

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

CUSIP No. 879181105	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Amendment No. 4 sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Persons since the filing of Amendment No. 3. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/07/2018	11,900	2.7703
12/11/2018	5,100	2.8398
12/11/2018	5,000	2.8444
12/13/2018	1,000	2.8100
12/13/2018	9,900	2.8342
12/14/2018	300	2.7800
12/14/2018	1,857	2.7944
12/14/2018	4,405	2.8065
12/17/2018	4,700	2.7581
12/17/2018	3,902	2.7823
12/17/2018	2,495	2.7672
12/18/2018	4,500	2.8100
12/19/2018	2,241	2.7900
12/19/2018	10,000	2.7982
12/20/2018	2,000	2.7900
12/20/2018	2,100	2.7800
12/20/2018	11,190	2.7698
12/21/2018	8,090	2.7315
12/21/2018	15,000	2.6905
12/21/2018	15,095	2.7078
12/26/2018	30,000	2.6063
12/27/2018	2,393	2.6019